SEC MAIL PROCESSING
Received
MAR 01 2018
WASH, D.C.

SE 18005330

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65683

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CW Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8870 Cedar Springs Lane, Suite 208
(No. and Street)

Knoxville	Tennessee	37923
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Cox — 865-690-9886 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alexander Thompson Arnold, PLLC
(Name – *if individual, state last, first, middle name*)

2070 Rhino Crossing	Milan	Tennessee	38358
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Michael E. Cox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CW Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

In witness whereof, Michael E. Cox Subscribed his name on the date above in the presence of the below undersigned authority, February 27, 2018

Signature

Member

Title

Notary Public

SAMANTHA J. CHAMBLEE STATE OF TENNESSEE NOTARY PUBLIC KNOX COUNTY

My Comm. Expires: 03.31.2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CW SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

CW SECURITIES, LLC
TABLE OF CONTENTS

FINANCIAL SECTION

Alexander Thompson Arnold PLLC
2070 Rhino Crossing, Milan, TN 38358
731.686.8371 731.686.8378
www.atacpa.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of CW Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of CW Securities, LLC as of December 31, 2017 and 2016, the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CW Securities, LLC as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CW Securities, LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of CW Securities, LLC's financial statements. The supplemental information is the responsibility of CW Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2012.

Milan, Tennessee
February 27, 2018

CW SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2017 and 2016

	2017	2016
Assets		
Current assets		
Cash and cash equivalents	$ 17,178	$ 17,675
Commissions receivable	18,368	35,987
Total current assets	35,546	53,662
Property and equipment	11,700	11,700
Accumulated depreciation	(11,700)	(11,700)
Property and equipment, net	-	-
Total assets	**$ 35,546**	**$ 53,662**
Liabilities and members' equity		
Commissions payable	$ 17,533	$ 32,673
Members' equity	18,013	20,989
Total liabilities and members' equity	**$ 35,546**	**$ 53,662**

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENTS OF INCOME
For the Years Ended December 31, 2017 and 2016

	2017	2016
Revenue		
Variable insurance and annuities commissions	$ 170,917	$ 240,829
Fees from advisory services	177,668	164,616
Mutual fund commissions	6,611	2,425
Private placement commissions	885	122
Other income	736	88
Interest income	25	31
Total revenue	356,842	408,111
Expenses		
Commissions	299,802	348,004
Contract personnel	7,000	4,800
License, registration and fees	9,194	9,387
Rental expense	6,200	4,000
Consulting	23,577	22,000
Professional fees	8,950	11,550
Other operating expenses	5,095	3,933
Total expenses	359,818	403,674
Net income (loss)	**$ (2,976)**	**$ 4,437**

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2017 and 2016

Balance at January 1, 2016	$	16,552
Net income		4,437
Balance at December 31, 2016		**20,989**
Net loss for the year		(2,976)
Balance at December 31, 2017	**$**	**18,013**

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities		
Net income (loss)	$ (2,976)	$ 4,437
Adjustments to reconcile net income to net cash used by operating activities		
(Increase) decrease in commissions receivable	17,619	887
Increase (decrease) in commissions payable	(15,140)	(1,890)
Net cash provided (used) by operating activities	**(497)**	**3,434**
Cash and cash equivalents at beginning of the period	17,675	14,241
Cash and cash equivalents at end of the period	$ 17,178	$ 17,675

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. Description of Business

The Company is an investment advisory firm, registered in the State of Tennessee, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company sells various investments to its clients who are primarily located in the eastern region of the United States.

B. Commissions Receivable

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with its broker-dealer and other customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

C. Revenue Recognition

The Company recognizes Advisory Fees on a quarterly basis. The fees are for advising clients on asset allocation and positions on investments held primarily at Charles Schwab. The company also earns 12B1 fees on 401k plans and Mutual Funds held at various Mutual Fund Companies. The company also earns Commissions based on sales of its Agents of both mutual funds and Variable Annuities. Commissions generally are paid bi-monthly on a negotiated basis.

D. Income Taxes

The Company recognizes taxable income under the cash basis of accounting. Accordingly, income is recognized in different periods for income tax reporting purposes and financial reporting purposes. Other temporary timing differences result principally from differences in methods of reporting depreciation.

As a limited liability company, all current and deferred federal taxable income of the Company is passed through to the members who are responsible for payment of any federal income taxes thereon. The State of Tennessee taxes the income of limited liability companies to the extent that their income is not subjected to federal self-employment taxes. Accordingly, no Tennessee excise tax has been accrued.

E. Cash Flows

For purposes of reporting cash flows, the Company considers investments readily convertible into cash with a maturity of three months or less when purchased without significant loss due to penalties or interest, deposits in banks, and certificates of deposit to be cash and cash equivalents.

F. Property and Equipment

Property and equipment is recorded at cost. The cost of property and equipment is depreciated using the straight-line method over the estimated useful lives of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in operations for the period. The cost of repairs and maintenance is charged to expense as incurred.

G. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H. Concentrations of Credit Risk

Approximately twenty-nine and zero percent of the commission expense is incurred by non-members, commissioned representatives for the years ended December 31, 2017 and 2016, respectively. Accordingly, a significant portion of the commission revenue results from the related transactions.

The Company maintains its cash balances in one financial institution located in Knoxville, Tennessee. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000 as of December 31, 2017 and 2016.

I. Subsequent Events

Management has evaluated subsequent events through February 27, 2018, the date which the financial statements were available to be issued, and no items of any significant nature were noted.

NOTE 2 – DETAILED NOTES ON ACCOUNTS

A. Subordinated Liabilities

At December 31, 2017 and 2016, there were no liabilities pledged to general creditors.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2017 and 2016, the Company paid commissions and investment advisory fees to the Company's members in the amount of $248,954 and $332,663, respectively. In addition, approximately $2,723 and $31,173 commissions payable to this individual was included in accrued expenses as of December 31, 2017 and 2016, respectively. As of December 31, 2017 and 2016, the amount of related party accounts receivable from this individual was $17,813 and $34,637 respectively.

An investment advisory firm owned by the organizing members of the Company provides facilities, personnel, and office supplies. Related expenses amounted to $15,500 and $10,000 for the years ended December 31, 2017 and 2016, respectively.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital requirement of the Securities and Exchange Commission under Rule 15c3-1, which requires a minimum net capital of the greater of $5,000 or 6 2/3 percent of aggregate indebtedness, as defined. As of December 31, 2017, the Company's net capital amounted to $15,735 as computed under Rule 15c3-1, exceeding the minimum capital requirement by $10,735. In addition, Rule 15c3-1 requires that the Company's aggregate indebtedness not exceed 1,500 percent of its net capital. The actual aggregate indebtedness to net capital at December 31, 2017, was 111.43 percent.

SUPPLEMENTARY INFORMATION SECTION

CW SECURITIES, LLC
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2017

	Reported in Form X-17A-5	Reconciling Items	Reported in Audit Report
Computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Investment Advisory			
Total members' equity	$ 18,013	$ -	$ 18,013
Deductions:			
Non allowable assets	(2,265)	-	(2,265)
Net capital before haircuts on securities positions	15,748	-	15,748
Haircuts on security positions	(13)	-	(13)
Net capital	$ 15,735	$ -	$ 15,735
Computation of basic net capital requirement			
Minimum net capital required	$ 1,169	$ -	$ 1,169
Minimum dollar net capital requirement	$ 5,000	$ -	$ 5,000
Net capital requirement	$ 5,000	$ -	$ 5,000
Excess net capital	$ 10,735	$ -	$ 10,735
Computation of aggregate indebtedness			
Total liabilities from balance sheet/aggregate indebtedness	$ 17,533	$ -	$ 17,533
Percentage of aggregate indebtedness to net capital	111.43%	-	111.43%

See independent auditor's report.

COMPLIANCE

February 27, 2018

SEC Rule 15c3-3 Exemption

Please be advised CW Securities, LLC's CRD#124496, net capital requirement is $5,000 under SEC Rule 15c3-1{k}-{2}-{iv}. CW Securities, LLC meets all the conditions under the SEC Rule 15c3-3{k} exemption.

CW Securities, LLC was registered in 2002 under provisions of SEC Rule 15c3-1{k}-{2}-{i} and has remained as such. CW Securities, LLC has met the identified exemption provisions throughout the most recent fiscal year without exceptions.

Please contact me it you have any questions or comment.

Best Regards,

Michael Cox, President

Alexander Thompson Arnold PLLC
2070 Rhino Crossing, Milan, TN 38358
731.686.8371 731.686.8378
www.atacpa.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of CW Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CW Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which CW Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) CW Securities, LLC stated that CW Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CW Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CW Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 27, 2018